SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Longs Drug Stores Corporation

(Name of Subject Company)

Longs Drug Stores Corporation

(Name of Person Filing Statement)

Common Stock, Par Value $0.50 Per Share

(Title of Class of Securities)

543162101

(CUSIP Number of Class of Securities)

William J. Rainey, Esq.

Senior Vice President, General Counsel and Secretary

141 North Civic Drive

Walnut Creek, California 94596

(925) 937-1170

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and

Communications on Behalf of the Person(s) Filing Statement)

WITH COPIES TO:

Edward D. Herlihy, Esq.

David E. Shapiro, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

(212) 403-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 to the Schedule 14D-9 (“Amendment No. 2”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 10, 2008, amends and supplements the Schedule 14D-9 filed with the SEC on August 18, 2008, and subsequently amended by Amendment No. 1 on September 8, 2008 (as amended from time to time, the “Schedule 14D-9”) by Longs Drug Stores Corporation (the “Company”), a Maryland corporation. The Schedule 14D-9 relates to the tender offer (the “Offer”) by Blue MergerSub Corp., a Maryland corporation (“Purchaser”) and an indirect wholly-owned subsidiary of CVS Caremark Corporation, a Delaware corporation (“CVS”), to purchase all outstanding shares of common stock, par value $0.50 per share, of the Company (the “Shares” and each a “Share”) for $71.50 per Share, net to the seller in cash, without interest (the “Offer Price”), upon the terms and subject to the conditions set forth in the Purchaser’s Offer to Purchase dated August 18, 2008 (as amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”), copies of which are filed as Exhibits (a)(1) and (a)(2) to the Schedule 14D-9, respectively.

The information in the Schedule 14D-9 is incorporated in this Amendment No. 2 by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 4.	The Solicitation or Recommendation

Item 4(b) of the Schedule 14D-9 is hereby amended and supplemented by inserting the following as additional text in the Reasons for the Recommendation section:

“From time to time, the Board has reviewed analyses of potential, hypothetical transactions that could be undertaken to monetize the value of the Company’s real estate. These hypothetical transactions include the Company borrowing against the Company’s real estate, entering into one or more sale/leaseback transactions, and selling the Company to a third-party that would separate the Company’s assets into a real estate subsidiary and an operating company. Each time the Company has reviewed these alternatives, it determined that the Company could maximize value to shareholders by continuing to operate as a stand-alone entity and accordingly never pursued any of them. Based on these analyses, the Company has determined not to and has to its knowledge never conducted, nor commissioned from a third party, any detailed assessment or appraisal of the Company’s real estate assets.

The Board considered the fact that the merger agreement with CVS required CVS to take actions to satisfy regulatory concerns (including divesting stores), subject to the limitation that CVS would not be required to divest assets that generated or represented an amount equal to 30% or more of the Company’s consolidated operating profit for the twelve month period ending January 31, 2008 (the “Regulatory Threshold”). The Board, based on the advice of counsel, determined that any required divestitures in a transaction with CVS would likely not exceed the Regulatory Threshold and that accordingly, CVS was effectively assuming all of the regulatory risk of a transaction with CVS. The Board, based on the advice of counsel, also determined that if the Company were to enter into a transaction with Party A with the same Regulatory Threshold, that Party A could be required to take action that exceeded the Regulatory Threshold and accordingly that Party A if they were to agree to such terms would not be assuming all of the regulatory risk that a transaction with Party A presented.”

Item 4(b) of the Schedule 14D-9 is hereby amended and supplemented by inserting the following text in the Background section in the first paragraph of page 7, which discusses the April 19, 2008 Board meeting:

“Mr. Bryant disclosed that the CEO of Company A had offered him a position on Company A’s board. Mr. Bryant informed the Board that he informed Company A that it was premature to discuss any potential role on Company A’s board for himself or any other director.”

Item 4(b) of the Schedule 14D-9 is hereby amended and supplemented by inserting the following text in the Background section in the third paragraph of page 10, which discusses the August 11, 2008 Board meeting:

“Although the Board has, from time to time, been presented with analyses of potential, hypothetical transactions designed to monetize the value of the Company’s real estate,

the Board was not presented with, nor did it request, any similar analyses in connection with its consideration of the CVS transaction. Similarly, the Board did not request that management undertake an appraisal of the Company’s owned real estate, ground leases, or leaseholds and/or any options to purchase the land associated with these leaseholds, and no such appraisal or valuation information was presented to the Board or provided to CVS in the course of its due diligence. The Board did not conduct any specific analysis of the value of the Company’s real estate to CVS. The Board did, however, discuss potential synergies that could inure to CVS in a purchase of the Company, and the possibility that the Company might be able to capture a portion of the value of these synergies for the Company’s shareholders. There was, however, no detailed analysis or valuation of the potential synergies that could inure to CVS in a purchase of the Company.”

Item 4(b) of the Schedule 14D-9 is hereby amended and supplemented by inserting the following text in the Background section following the last paragraph of page 10:

“From time to time our largest shareholder, Advisory Research has requested that we disclose various information related to our real estate assets including providing detailed property level information. The Company, after considering Advisory Research’s request, determined that the property level information requested by Advisory Research is competitively sensitive information that, if disclosed, could cause the Company significant, irreparable damage. The Company also determined that it does not possess the information with respect to appraised values of its properties. The Company determined that conducting an appraisal analysis of its properties would cause the Company to incur significant additional costs, could potentially delay the consummation of the tender offer and may not be permitted pursuant to the terms of the merger agreement with CVS. As an additional matter, the Company has been informed by CVS that disclosing the property level information that Advisory Research is seeking would violate the no-shop covenant we have entered into with CVS, and potentially enable CVS to terminate the merger agreement and cause us to pay the termination fee.

However, in response to Advisory Research’s request, the Company conducted a hypothetical analysis to determine if monetizing its owned real estate through a sale/leaseback or other transaction, would return value to shareholders in excess of the consideration being offered by CVS. The Company determined that if it were to sell the owned real estate and lease back the property on terms available to the Company, the net proceeds of the sale (i.e., after payment of taxes and transaction expenses) would be less than the capitalized value of the increased rent and property tax. Accordingly, the Company concluded that monetizing its owned real estate through a sale/leaseback or other transaction was not in the best interests of its shareholders.”

Item 8.	Other Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text thereto:

“Two purported class action lawsuits related to the Merger Agreement have been filed. The lawsuits name as defendants the Company; its directors Warren F. Bryant, Leroy T. Barnes, Jr., Murray H. Dashe, Evelyn S. Dilsaver, Mary S. Metz, Donna A. Tanoue, and Anthony G. Wagner; CVS; and various other defendants, as the case may be. The plaintiffs in the lawsuits — Steamfitters Local 449 Pension Fund v. Longs Drug Stores Corp., et al., Case No. C-08-02093 (filed Aug. 19, 2008, amended Aug. 27, 2008 and a copy of the complaint and the amended complaint are filed as Exhibit (a)(6) and Exhibit (a)(7), respectively, hereto) and Louisiana Municipal Police Employees’ Retirement System v. Longs Drug Stores Corp., et al., Case No. C-08-02139 (filed Aug. 22, 2008 and a copy of the complaint is filed as Exhibit (a)(8) hereto), each in the Superior Court for the State of California, County of Contra Costa have agreed to consolidate the actions. The complaints filed in connection with the lawsuits generally allege, among other things, that the Company and its directors breached their fiduciary duties to the Company’s stockholders in connection with the transactions contemplated by the Merger Agreement and that CVS aided and abetted the Company’s and its directors’ breaches of their fiduciary duties. The complaints allege that the defendants failed to disclose the circumstances and procedures that led to the Merger Agreement, including the methods used by the Company and CVS to value the Company’s real estate assets. The lawsuits seek, among other relief, an injunction preventing the defendants from completing the transaction contemplated by the Merger Agreement, a declaration that entry into the Merger Agreement is a breach of the Company’s and its directors’ fiduciary duties and is therefore unlawful and unenforceable, and attorneys’ fees and expenses. Plaintiffs have sought expedited discovery and preliminary injunction proceedings.

On September 9, 2008, the Company and CVS agreed in principle with the shareholder plaintiffs to settle the purported class action lawsuits filed in California relating to the Offer. Under the terms of the proposed settlement, the claims of the named plaintiffs and the proposed class of public shareholders relating to the Offer and the Merger Agreement and the transactions contemplated thereby will be dismissed on behalf of the settlement class. Finalization of the proposed settlement remains subject to several conditions, including court approval and completion of the Offer and the other transactions contemplated by the Merger Agreement in accordance with its terms. In connection with the proposed settlement, the Company has agreed to provide additional disclosures in the Schedule 14D-9.”

Item 9.	Exhibits

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text thereto:

“(a)(6)	Complaint filed on August 19, 2008 in the Superior Court for the State of California, County of Contra Costa.
(a)(7)	Amended Complaint filed on August 27, 2008 in the Superior Court for the State of California, County of Contra Costa.
(a)(8)	Complaint filed on August 22, 2008 in the Superior Court for the State of California, County of Contra Costa.
(a)(9)	Press Release issued by the Company on September 10, 2008.”

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 2 to Schedule 14D-9 is true, complete and correct.

LONGS DRUG STORES CORPORATION

By:	/s/ WILLIAM J. RAINEY
William J. Rainey, Senior Vice President, General Counsel and Secretary

Dated: September 10, 2008

EXHIBIT INDEX

Exhibit No.	Description
(a)(6)	Complaint filed on August 19, 2008 in the Superior Court for the State of California, County of Contra Costa.

(a)(7)	Amended Complaint filed on August 27, 2008 in the Superior Court for the State of California, County of Contra Costa.

(a)(8)	Complaint filed on August 22, 2008 in the Superior Court for the State of California, County of Contra Costa.

(a)(9)	Press Release issued by the Company on September 10, 2008.